Exhibit 21.1

VeriTeQ Corporation

List of Subsidiaries

Company Name	Country or State of Incorporation or Formation
VeriTeQ Acquisition Corporation	Florida
PositiveID Animal Health Corporation	Florida
VTQ IP Holding Corporation	Delaware